Mail Stop 6010


      June 30, 2005



Mr. Olli Vaartimo
Executive Vice President and Chief Financial Officer
Metso Corporation
P.O. Box 1220
FIN-00101
Helsinki, Finland

      RE: 	Metso Corporation
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 001-14400

Dear Mr. Vaartimo,

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Item 15 - Controls and Procedures, page 75

1. We note your statement that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "except as described below ..." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

2. Tell us and revise future filings to describe in more detail the nature of the pension liability error and how it was corrected. You refer to "certain weaknesses in [y]our controls..." instead of explaining the nature of the error and the specific actions you have taken to correct the error.

Note 30 - Differences between Generally Accepted Accounting
Principles in Finland and the United States, page F-48

3. We note that your 2002 and 2003 financial statements presented in accordance with U.S. GAAP have been restated. Tell us and revise future filings to disclose the nature and effect of each of the accounting errors you discovered during 2004. You should also revise future filings to show investors how the errors impacted your original financial statements by providing a reconciliation of your net income as originally reported to your net income as restated for all periods.

q) Valuation allowances for deferred tax assets, page F-65

4. Tell us the specific factors that you considered in concluding that an additional valuation allowance of 91 million Euros was
required at December 31, 2002.   Describe to us how, and the
intervals at which, you reviewed the valuation of your deferred tax assets pursuant to SFAS 109 and discuss any significant changes in your assumptions from period to period regarding the realization of your deferred tax assets.

	As appropriate, please amend your December 31, 2004 Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.


      								  Sincerely,


								  Angela Crane
								  Branch Chief
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Mr. Olli Vaartimo
Metso Corporation
June 30, 2005
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